November 17, 2009
BY EDGAR AND HAND DELIVERY
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Room 4561
Washington, D.C. 20549
Re:	Blackboard Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 000-50748
Dear Ms. Collins:
On behalf of Blackboard Inc. (“We”, “Blackboard” or the “Company”), this letter responds to the comments in your letter dated November 5, 2009 related to review of the Company’s filings with the United States Securities and Exchange Commission (the “Commission”) by the staff of the Commission’s Division of Corporation Finance (the “Staff”).
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Obligations and Commitments, page 45
1.	We note your risk factor disclosures on page 14 where you state “we will use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes.” Considering the intent of the contractual obligations disclosures is to increase the transparency of the Company’s cash flows, tell us your consideration to include the contractual amount of interest expense due on long-term debt in you obligations and commitments table and related disclosures. We refer you to Item 303(a)(5) of Regulation S-K.
RESPONSE:
We advise the Staff that we have disclosed the contractual interest payments due on our long-term debt in the Liquidity and Capital Resources discussion within Management’s Discussion & Analysis under the caption Convertible Promissory Notes and in Note 7,

Credit Facilities and Notes Payable in the Notes to our Consolidated Financial Statements. Further, we advise the Staff that we did include our long-term debt contractual repayment obligation within the obligations and commitments table. However, to increase the transparency of our future cash interest payments on our long-term debt, in future periodic reports filed with the Commission, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, we will include these interest payments in the obligations and commitments table along with our existing disclosures.
Item 8. Financial Statements and Supplementary Data
Note 9. Income Taxes, page 71
2.	Your disclosures on page 72 indicate that the Company has performed an analysis of its Section 382 ownership changes and has determined that the utilization of certain net operating loss carryforwards may be limited and that your loss carryforwards begin to expire in 2009. Please explain further the limitation imposed on your loss carryforwards and quantify such amounts, if available, and provide us with your taxable income (loss) for all periods presented, including the six month interim period ended June 30, 2009. Also, please provide us with a schedule of when your current loss carryforwards will expire. Finally, please describe, in reasonable detail, the nature of the positive and negative evidence that you considered in assessing the likelihood of realizing the deferred tax assets, including how it was weighted, and tell us how you considered disclosing this information to clarify why you believe it is more likely than not that your deferred tax assets will be realizable. We refer you to paragraphs 20 through 24 of SFAS 109.
RESPONSE:
Section 382 of the Internal Revenue Code limits the utilization of U.S. net operating loss (“NOL”) carryforwards following a change of control. Based on our analysis under Section 382, we believe that approximately $49.9 million of our NOL carryforwards related to our acquisitions of WebCT, Inc. (“WebCT”) in February 2006 and Xythos Software, Inc. in November 2007 are limited by Section 382 as of December 31, 2008. For the year ended December 31, 2008, we could have utilized approximately $32.3 million in NOL carryforwards under Section 382 limitations, of which we utilized approximately $19.8 million. The unused NOL carryforwards remain available for future periods. For the years ending December 31, 2009 and 2010, we can utilize $32.4 million and $14.0 million of our NOL carryforwards, respectively, under the limits, and any unused portion will remain available for future periods.
We advise the Staff that our taxable income (loss) for U.S. tax purposes for the years ended December 31, 2006, 2007, and 2008 and for the six months ended June 30, 2009 was as follows:

Year ended
December 31,
(in millions)
2006	($6.9)
2007	28.7
2008	38.7

Six months
ended June 30,
(in millions)
2009	$14.9
We advise the Staff that our NOL carryforwards as of December 31, 2008, will expire in the future as follows:

Year of	U.S. and	U.S.
Expiration	International	States
	(in millions)
2009	$—	$0.1
2010	—	0.1
2011	—	0.0
2012	—	0.1
2013	—	0.3
2014	—	0.3
2015	—	1.1
2016	—	1.5
2017	—	2.9
2018	—	2.0
2019	—	5.9
2020	9.6	5.7
2021	13.6	3.5
2022	4.6	2.6
2023	2.9	1.9
2024	23.9	11.3
2025	4.3	1.7
2026	7.3	1.1
2027	—	0.3
2028	—	1.3
Does not expire	0.8

	$67.0	$43.7

We did not include the U.S. state NOLs of $43.7 million in our disclosure of available NOLs as of December 31, 2008 because the federal and state NOLs were generated from the same operating losses. Adding the state NOL carryforwards to the U.S. federal NOL carryforwards would overstate our available NOL carryforwards.
In accordance with Accounting Standards Codification (“ASC”) 740, “Income Taxes” (“ASC 740”) (Prior authoritative literature: Statement of Financial Accounting Standards (“SFAS”) No. 109, “Income Taxes”), we have evaluated all evidence, both positive and negative, in assessing the likelihood of realizing the Company’s deferred tax assets and whether a further valuation allowance is necessary.
Specifically, with regard to positive evidence, we have earned increasing positive taxable income for 2007 and 2008, as shown above, and the cumulative taxable income for 2007 and 2008 of approximately $67.4 million exceeded our total available NOL carryforwards of $67.0 million as of December 31, 2008. Further, our taxable income for the six months ended June 30, 2009 of approximately $14.9 million, combined with our internal projections of taxable income for the remainder of 2009 and full year 2010, leads us to expect continued taxable income at levels which would utilize all our available NOL carryforwards before they expire. We have also taken into consideration the future reversals of significant taxable temporary differences which primarily include the amortization of intangibles which are not deductible for tax purposes and, accordingly, increase our taxable income. Further, we have considered the absence of limited NOL carryforward periods. As shown above, our U.S. federal and international NOL carryforwards will not begin to expire until 2020. Lastly, we have not recorded any deferred tax assets related to NOL carryforwards that will expire unused as a result of our Section 382 analysis.
With regard to negative evidence, we considered that our U.S. state NOL carryforwards begin to expire in 2009 and that we have recorded valuation allowances for certain state credits for which we have determined that it is more likely than not that we would be able to generate sufficient taxable income to utilize those credits before they expire. However, the state NOL carryforwards that begin to expire in 2009 are not in the same states for which the valuation allowance was recorded for the state credits. Further, given our recent history of generating taxable income and internal projections indicating that we will continue to generate taxable income, we do not expect that the deferred tax assets associated with the expiring NOL carryforwards will not be realized. We also considered that we generated a loss in 2006. This loss primarily resulted from expenses incurred as a result of the acquisition of WebCT in 2006. We have completed two significant acquisitions and one immaterial acquisition since the WebCT acquisition and we have been able to generate taxable income subsequent to those acquisitions. Accordingly, we did not give this negative evidence much weight, as we do not expect to incur taxable losses in the future based on our internal projections.
Given the considerations of the positive and negative evidence stated above, we have given more weight to the positive evidence that our deferred tax assets are realizable and have concluded that a further valuation allowance is not required. We advise the Staff that in future periodic reports filed with the Commission, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, we will expand our disclosure to state that we believe that our unreserved deferred tax assets are realizable given our recent history of taxable income and expected continued taxable income in the future.
3.	Please explain further the various components of your rate reconciliation table such as (a) permanent differences, (b) credits not offset by current liability, and (c) other. For instance, describe the credits available in Washington DC and their impact on your effective tax rate. Also, we note from your disclosures in the June 30, 2009 Form 10-Q that “certain one-time events” affected your tax rate during the first half of fiscal 2008. Describe those events in further detail and tell us their impact on your effective tax rate for both fiscal 2008 and the interim period ended June 30, 2008. In addition, tell us how you considered expanding your disclosures (in your financial statement footnotes and MD&A) to better explain the significant contributors to the changes in your effective tax rate for both fiscal 2008 and the interim period ended June 30, 2008.
RESPONSE:
We advise the Staff that the various components of our rate reconciliation table for the year ended December 31, 2008 include the following:
•	Our permanent differences primarily relate to non-deductible meals and entertainment costs (tax provision of 53%), incentive stock option (“ISO”) book expense (tax provision of 29%), non-deductible lobbying costs (tax provision of 9%) and non-deductible compensation costs under Section 162(m) of the Internal Revenue Code (tax provision of 5%), which are offset in part by a deduction of ISO disqualifying dispositions (tax benefit of 45%).

•	Our credits not offset by current liability primarily include the Washington, D.C. New Hire and Relocation Credits (net of a partial valuation allowance) (tax benefit of 590%) and federal and state credits for increasing research activities (tax benefit of 59%). The Washington, D.C. New Hire and Relocation Credits provide a credit against Washington, D.C. income taxes for 10% of wages paid to employees located in our Washington, D.C. office up to $5,000 per year for the first 24 months of employment for each employee and for costs to relocate employees to our Washington, D.C. office up to $7,500 per relocation. The credits may be carried forward for up to 10 years. The net tax benefit represents the cumulative credit available at December 31, 2008 that we believe will offset our Washington, D.C. taxable income tax before the credits expire. These credits will reduce our effective tax rate and provide a tax benefit to us in the future.

•	The component attributable to “other” in our rate reconciliation table represents various true-ups between our taxable book income and income tax returns filed in international jurisdictions including Canada, The Netherlands, United Kingdom, Australia, Japan and Singapore. Total “other” amounts are approximately $0.3 million of our $3.7 million tax benefit for the year ended December 31, 2008, or less than 10%.

The “certain one-time events” that affected our effective tax rate during the six months ended June 30, 2008 relate to our receipt of $3.3 million in connection with a court judgment in favor of the Company and a $4.0 million fair value increase of an investment held by the Company. These one-time events resulted in an increase of approximately $7.3 million in our taxable income for the three months ended June 30, 2008, resulting in a higher effective rate for the three months ended June 30, 2008 when our annual estimated effective rate as of June 30, 2008 was applied to our actual results for the six months ended June 30, 2008.
We did consider expanding our disclosure to provide greater detail to explain the differences between the statutory tax rate and the 409.1% tax benefit as shown on the rate reconciliation table for 2008, but we determined that the components provided in the tax reconciliation table provide an explanation of all material differences between the effective tax rate and statutory tax rate in a manner consistent with the components provided for the prior periods. However, in our future periodic reports filed with the Commission, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, we will consider providing expanded disclosure in our financial statement footnotes and MD&A to provide better transparency and explanations of the major components that contribute to our effective tax rate.
Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 21, 2009)
Certain Relationships and Related Transactions, page 30
4.	You disclose that that your written audit committee charter provides that all related-party transactions must be approved by the audit committee. Please expand this disclosure to provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transaction with related persons, including, for example a description of the standards, if any, to be applied pursuant to your policy. Please also confirm, if accurate, that there were no transactions with related persons since the beginning of fiscal 2008 required to be disclosed pursuant to Item 404(a) in your Form 10-K or definitive proxy statement. Consider adding an appropriate statement to this effect, if applicable, in future filings.
RESPONSE:
We will expand our disclosure in future filings with the Commission, as applicable, beginning with our proxy statement for the 2010 Annual Meeting of Stockholders, to more fully describe the approval procedures regarding related party transactions along the following lines:
“Any proposed related party transactions would be evaluated by the Audit Committee based on the specific facts and circumstances of each transaction. Relevant facts to be considered include the nature and size of the transaction, the risks, costs and benefits of the transaction to Blackboard, the related person’s interest in the transaction, any potential conflicts of interest under Blackboard’s policies, and whether the transaction is on terms no less favorable to our company than could be obtained from independent third parties under the same or similar circumstances, and are otherwise in, or are not inconsistent with, the best interests of our company and our stockholders. Other considerations may include customary industry practices, whether comparable services or products are available from an independent third party, accounting consequences of the transaction under generally accepted accounting principles, and whether additional costs or expenses to us, such as costs for separate financial, legal or other advisors, may be involved. In the event a director, a member of a director’s immediate family or an entity with which a director is affiliated has an interested in the proposed transaction, the director must recuse himself or herself from the deliberations and approval and the Audit Committee will consider the impact of the transaction on such director’s independence.”
The Company also confirms for the Staff that since the beginning of fiscal 2008 it has not entered into any transactions required to be disclosed under Item 404(a) of Regulation S-K. The Company will include a statement to this effect in future filings with the Commission, if accurate, or will describe any such future transactions as may be required to be disclosed under Item 404(a) in such future filings.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me should you have any questions.

Thank you, Michael J. Beach Chief Financial Officer
cc:	Melissa Feider Katherine Wray Mark Shuman Securities and Exchange Commission